Exhibit (d)(7)
                                   BERTUCCI'S


FOR IMMEDIATE RELEASE
April 3, 1998

CONTACT:          Norman S. Mallett, Treasurer, Vice President-Finance, and CFO
                  (781) 246-6700

              NE RESTAURANT COMPANY PROPOSAL TO ACQUIRE BERTUCCI'S


         WAKEFIELD, MASS. (April 3) - Bertucci's Inc. (NASDAQ: BERT) confirmed today that it has received an offer from NE Restaurant Company, Inc. (NE Restaurant) to acquire Bertucci's in a merger in which each shareholder of Bertucci's would receive $10.50 net in cash for each share of common stock of Bertucci's outstanding. The offer was accompanied by a letter obtained by NE Restaurant from an investment banking firm regarding anticipated sources of financing for the transaction, which letter is conditioned upon, among other things: (i) the absence of material change in the business, financial condition and prospects of NE Restaurant or Bertucci's; (ii) satisfactory completion and due diligence investigation of Bertucci's and NE Restaurant; and (iii) satisfactory market conditions for new issuances of high yield debt securities and in the securities market in general. Bertucci's is evaluating the proposal and is not in a position to comment further until that process is complete.

         Bertucci's, Inc. operates 84 casual, full-service Italian restaurants in 11 states and the District of Columbia. In addition, the Company also operates Sal and Vinnie's Sicilian Steakhouse, which was opened in the first quarter 1997, in Norwood, Massachusetts.

         For additional information at Bertucci's, Inc. contact Norman Mallett, Vice President-Finance, telephone #781/246-6700, extension 102.